Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED June 30, 2024 AND 2025

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors.

A. Operating Results

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s K-9 digital educational content services market. We have benefited from the China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of urban households in China, which has allowed many households in China to spend more on education. Our results of operations and financial condition are also affected by a number of technological advancements in the K-9 digital educational content services market, including technological advancements in interaction, gamification and other content features that contribute to continued improvement in children’s learning experience and education quality, as well as the increasing mobile internet penetration in China.

While our business is influenced by these general factors, we believe our results of operations are also directly affected by certain company specific factors, including the following major factors:

Our ability to grow our user base, especially paying user base

We currently derive all of our revenues from fees charged to users and business partners for the contents on our learning app and platform. Our revenues are driven by the increase in the number of our paying users, which is affected by our ability to grow the number of registered users, and our ability to convert a greater portion of our registered users into paying users. Our ability to maintain and enhance user engagement, depends on, among other things, our ability to continually offer popular digital educational contents and provide an engaging and effective learning experience. The number of our cumulative registered users increased from 43.9 million as of December 31, 2024 to 46.1 million as of June 30, 2025. Our paying users increased from 1.42 million in 2022 to 1.46 million in 2023 and further to 1.52 million in 2024, and increased from 0.83 million in the six months ended June 30, 2024 to 0.85 million in the six months ended June 30, 2025. Furthermore, we had a quite strong performance in terms of the retention of our paying users.

Our ability to optimize our product and content offerings

We offer a diversified suite of integrated digital educational contents to individual users and distributors, and our results are affected by the gross margins for the mix of products and contents we offer. We intend to continue to leverage our integrated strategy to optimize our product mix and develop new products and contents with higher gross margins that meet diversified needs of both individual users and distributors.

Our ability to manage our costs and operating expenses effectively

Our results of operations are affected by our ability to control our costs. In an effort to improve our operating efficiency, we continuously upgrade our content generation engine, optimize our content development process, and strive to improve the efficiency of content development and work productivity, which help reduces content development costs. We also manage to control our operating expenses through streamlining the organizational structure, optimizing personnel structure, as well as strengthening budget control. We intend to continue to prudently control our costs for our digital educational materials.

We have also incurred substantial research and development expenses and continue to improve our technologies to offer innovative content compelling to users. We plan to continue investing in technological innovations and monitoring relevant expenses.

Historically, we have been able to maintain our sales and marketing expenses as a relatively low percentage of our revenues, due to our strong brand reputation and word-of-mouth referrals from existing customers and users. Through our Wechat enterprise account, we have been able to establish a strong private domain traffic pool, which facilitates closer relationships with our users, enables more precise marketing and enhances conversion rate. Since we launched our Wechat enterprise account in December 2021, we have recorded private traffic of over 470,000 users. Leveraging such traffic pool, we have launched various marketing programs to fuel our growth of sales. We intend to continue to leverage our existing brand value and to efficiently market our product and content offerings.

Our ability to continue to upgrade our technological capabilities

We have a strong ability to deploy advanced technologies into our learning app and content creation, which differentiates us from our competitors and is also a key factor that affects our revenues and financial results. We also employ strong in-house content development expertise in educational materials, gamification features, video and audio effects as well as art design. We leverage our expertise in applying advanced technologies to infuse our educational contents with solid pedagogy and elements of fun. We also utilize AI technologies and big data analysis to provide superior user experience. We will continue to increase our investments in developing and upgrading our technology with a focus on providing a uniquely interactive and effective learning experience. Our emphasis will be on technological advancement, such as AR/VR/metahuman/AI-generated content technologies and other metaverse related features to further optimize the immersive self-learning experience for children. We believe our ability to grow our business significantly depends on our ability to continue to upgrade our technological capabilities to optimize our product and content offerings.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Revenues

We derived revenues from (i) provision of digital educational contents to individual users through our Namibox app, (ii) licensing content aggregators and distributors, who are mainly telecom and broadcast operators, to distribute our digital educational contents through their platforms to end users, (iii) sales of digital educational contents to hardware manufacturers for them to pre-install our digital contents in their devices to be sold to end users, (iv) sales of digital educational hardware devices, featured with the installation of our digital educational contents, to hardware distributors for them to sell our devices to end users, and (ⅴ) other revenues, primarily representing the public opinion monitoring and public relations services we provided to certain mainstream telecom and broadcast operators. The following table sets forth a breakdown of our revenues both in absolute amounts and as a percentage of our total revenues for the years indicated.

	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Subscription revenue from users	46,335	23.4	28,523	3,982	13.7
Licensing revenues from content aggregators and distributors	117,899	59.6	144,716	20,202	69.4
Revenue from content sold to hardware manufacturers	23,364	11.8	14,251	1,989	6.8
Revenue from sales of digital educational hardware devices	10,350	5.2	21,012	2,933	10.1
Total	197,948	100.0	208,502	29,106	100.0

Cost of Revenues

Costs of revenues consist primarily of (i) staff costs, (ii) digital educational content costs, (iii) inventory cost and (iv) others. The following table sets forth a breakdown of our cost of revenues by nature both in absolute amounts and as a percentage of our total cost of revenues for the periods indicated.

	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Staff costs	3,028	2.3	3,625	506	2.0
Digital educational content costs	116,038	89.2	153,217	21,388	86.3
Inventory cost	10,356	8.0	20,670	2,885	11.6
Others	717	0.5	17	3	0.1
Total	130,139	100.0	177,529	24,782	100.0

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses and general and administrative expenses. The following table sets forth a breakdown of our operating expenses both in absolute amounts and as a percentage of our total operating expenses for the periods indicated.

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, salaries and other compensation-related expenses to sales and marketing personnel and warranty expenses. We expense all advertising costs as incurred and classify these costs under sales and marketing expenses.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

Research and development expenses

Research and development costs are expensed as incurred. These costs primarily consist of payroll and related expenses for personnel engaged in research and development activities.

	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	10,995	30.6	8,805	1,229	16.1
General and administrative expenses	11,858	33.1	20,715	2,892	37.7
Research and development expenses	12,997	36.3	25,359	3,540	46.2
Total	35,850	100.0	54,879	7,661	100.0

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as a percentage of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%

Revenues	197,948	100.0	208,502	29,106	100.0
Cost of revenues	(130,139)	(65.7)	(177,529)	(24,782)	(85.1)
Gross profit	67,809	34.3	30,973	4,324	14.9
Operating expenses
Sales and marketing expenses	(10,995)	(5.5)	(8,805)	(1,229)	(4.3)
General and administrative expenses	(11,858)	(6.0)	(20,715)	(2,892)	(9.9)
Research and development expenses	(12,997)	(6.6)	(25,359)	(3,540)	(12.2)
Total operating expenses	(35,850)	(18.1)	(54,879)	(7,661)	(26.4)
Operating income (loss)	31,959	16.2	(23,906)	(3,337)	(11.5)
Other income	560	0.3	4	1	-
Other expenses	(3)	0.0	—	—	—
Interest income	88	0.0	136	19	0.1
Gain from equity method investments	270	0.1	2,571	359	1.2
Investment income	366	0.2	404	55	0.2
Exchange gain (loss)	14	0.0	(1,558)	(217)	(0.7)
Government subsidy	294	0.1	1,273	178	0.6
Income (loss) before income taxes	33,548	16.9	(21,076)	(2,942)	(10.1)
Income tax expense	(18)	(0.0)	—	—	—
Net income (loss)	33,530	16.9	(21,076)	(2,942)	(10.1)

Six Months ended June 30, 2025 compared to Six Months ended June 30, 2024

Net Revenues

Our revenues increased by 5.4% from RMB197.9million for the six months ended June 30, 2024 to RMB 208.5million (US$29.1 million) for the six months ended June 30, 2025, primarily due to the increase of revenue from sales of digital educational hardware devices.

Revenue from individual users. Our subscription revenue from individual users decreased from RMB46.3 million for the six months ended June 30, 2024 to RMB28.5million (US$4.0 million) for the six months ended June 30, 2025, primarily due to a discounted monthly subscription price to attract end customers.

Revenue from content aggregators and distributors. Our revenue from content aggregators and distributors, who are mainly telecom and broadcast operators, increased by 22.7%from RMB117.9 million for the six months ended June 30, 2024 to RMB144.7 million (US$20.2 million) for the six months ended June 30, 2025. The increase was primarily due to price reduction to secure long-term cooperation with hardware manufacturers.

Revenue from hardware manufacturers. Our revenue from hardware manufacturers decreased by 38.9%from RMB23.4 million for the six months ended June 30, 2024 to RMB14.3 million (US$2.0 million) for the six months ended June 30, 2025, primarily due to price reduction to secure long-term cooperation with hardware manufacturers.

Revenue from hardware distributors. Our revenue from hardware distributors increased from RMB10.4 million for the six months ended June 30, 2024 to RMB21.0million (US$2.9 million) for the six months ended June 30, 2025, due to the launch of new product categories.

Cost of Revenues

Our cost of revenues increased by 36.4% from RMB130.1million for the six months ended June 30, 2024 to RMB177.5million (US$24.8 million) for the six months ended June 30, 2025, primarily due to increased cost of licenses purchased from publishers.

Gross Profit

As a result of the foregoing, our gross profit decreased by 54.3% from RMB67.8 million for the six months ended June 30, 2024 to RMB31.0 million (US$4.3 million) for the six months ended June 30, 2025. Our gross profit margin was 34.3% and 14.9% for the six months ended June 30, 2024 and 2025, respectively.

Operating Expenses

Our total operating expenses increased by 52.9% from RMB35.9 million for the six months ended June 30, 2024 to RMB54.9 million (US$7.7 million) for the six months ended June 30, 2025, reflecting the increases in research and development expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased by 20.0%from RMB11.0 million for the six months ended June 30, 2024 to RMB8.8 million (US$1.2 million) for the six months ended June 30, 2025, primarily due to the decreased marketing promotion.

General and administrative expenses. Our general and administrative expenses increased by 73.9% from RMB11.9 million for the six months ended June 30, 2024 to RMB20.7 million (US$2.9 million) for the six months ended June 30, 2025. This increase was primarily due to increased payroll expenses and share-based compensation.

Research and development expenses. Our research and development expenses increased by 95.4% from RMB13.0 million for the six months ended June 30, 2024 to RMB25.4million (US$3.5 million) for the six months ended June 30, 2025, primarily due to the increased professional service fees.

Operating Income (loss)

Our operating loss was RMB23.9 million (US$3.3 million) for the six months ended June 30,2025, compared to operating income of RMB32.0 million for the six months ended June 30, 2024.

Net Income (loss)

As a result of the foregoing, we had net loss of RMB21.1 million (US$2.9 million) for the six months ended June 30, 2025, compared to net income of RMB33.5 million for the six months ended June 30, 2024.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	19,992	14,217	1,985
Net cash used in investing activities	(59,992)	(55,949)	(7,810)
Net cash provided by (used in) financing activities	(3,024)	3,531	492
Effect of exchange rate changes	—	770	107
Net decrease in cash and cash equivalents	(43,024)	(37,431)	(5,226)
Cash and cash equivalents at beginning of year	75,132	92,586	12,925
Cash and cash equivalents at end of year	32,108	55,155	7,699

To date, we have financed our operating and investing activities primarily through cash generated from operating activities. As of June 30, 2024 and 2025, our cash and cash equivalents were RMB32.1 million and RMB55.2million (US$7.7 million), respectively. Our cash and cash equivalents primarily consist of bank deposits.

We believe that our current cash and cash equivalents and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

As of June 30, 2025, 97.8% and 2.2% of our cash and cash equivalents were held in mainland China and Hong Kong, respectively. Substantially all of our cash and cash equivalents were denominated in Renminbi. As of June 30, 2025, 40.9% of cash and cash equivalents were held by the VIE and its subsidiaries.

Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Corporate History and Structure — Contractual Arrangements with the VIE and its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

All of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiary has not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC subsidiary, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contributions to our PRC subsidiary. We expect to invest substantially all of the proceeds from this offering in our PRC operations for general corporate purposes within the business scopes of our PRC subsidiary and the VIE and its subsidiaries. See “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating Activities

Net cash generated from operating activities was RMB14.2 million (US$2.0 million) in the six months ended June 30, 2025. The difference between our net cash provided by operating activities and our net loss of RMB21.1 million (US$2.9 million) was due to the combined effect of adjustments for non-cash items and changes in working capital. Adjustments for non-cash items primarily included depreciation and amortization of office property and equipment and lease expense of RMB20.1 million (US$2.8 million). Changes in working capital mainly resulted from a decrease in accounts receivable of RMB10.7 million (US$1.5 million), a decrease in contract liabilities of RMB5.7 million (US$0.8 million), and partially offset by an increase in advance to suppliers of RMB6.0 million (US$0.8 million), an increase in inventories of RMB4.0 million (US$0.6 million), an increase in accounts payable of RMB20.7 million (US$2.9 million).

Net cash generated from operating activities was RMB20.0 million in the six months ended June 30, 2024. The difference between our net cash provided by operating activities and our net income of RMB33.5 million was due to the combined effect of adjustments for non-cash items and changes in working capital. Adjustments for non-cash items primarily included depreciation and amortization of office property and equipment and lease expense of RMB14.4 million. Changes in working capital mainly resulted from an increase in accounts receivable of RMB17.1 million, a decrease in contract liabilities of RMB11.6 million, and partially offset by a decrease in advance to suppliers of RMB2.2 million.

Investing Activities

Net cash used in investing activities was RMB55.9 million (US$7.8 million) in the six months ended June 30, 2025, primarily due to (i) payments for short-term investments of RMB22.5 million (US$3.1 million), and (ii) purchase of intangible assets of RMB30.4 million (US$4.3 million).

Net cash used in investing activities was RMB60.0 million in the six months ended June 30, 2024, primarily due to (i) payments for short-term investments of RMB30.8 million, and (ii) purchase of intangible assets of RMB26.2 million.

Financing Activities

Net cash generated from financing activities was RMB3.5 million (US$0.5 million) in the six months ended June 30, 2025, primarily due to proceeds from the initial public offering of RMB3.0 million (US$0.4 million).

Net cash used in financing activities was RMB3.0 million in the six months ended June 30, 2024, primarily due to deferred expenses related to this offering of RMB3.0 million.

MATERIAL CASH REQUIREMENTS

Our material cash requirements as of June 30, 2025 and any subsequent interim period primarily include our capital expenditures, operating lease commitments and working capital requirements.

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. We made capital expenditures of RMB26.2 million and RMB23.6 million (US$3.3 million) in the six months ended June 30, 2024 and 2025. Our capital expenditures have been primarily funded by cash generated from our operations. We expect to continue to make capital expenditures to support the expected growth of our business. We also expect that cash generated from our operation activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises and employee dormitories. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our operating lease commitments are related to our office lease agreements in China.

The following table sets forth our contractual obligations as of June 30, 2025:

	Payment due by June 30,
	Total	Remaining of 2025	2026	2027	2028
	(RMB in thousands)
Operating lease payment	3,904	1,233	2,261	410	—

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in product development services with us.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

HOLDING COMPANY STRUCTURE

Jinxin Technology Holding Company is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, the consolidated VIE and its subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiary and the VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiary only through loans or capital contributions, and to the consolidated VIE only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiary and consolidated VIE when needed. Notwithstanding the foregoing, our PRC subsidiary may use its own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the consolidated VIE either through entrustment loans or direct loans to such consolidated VIE’s nominee shareholders, which would be contributed to the consolidated VIE as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated VIE’s share capital.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on The Company—4.B. Business Overview—Technology” and “Item 4. Information on The Company—4.B. Business Overview—Intellectual Property” of our annual report for the fiscal year ended December 31, 2024 filed with the SEC on April 18, 2025.

D. Trend Information

Other than as disclosed elsewhere in this interim report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates. The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included elsewhere in this annual report.

Impairment of Long-lived Assets Other Than Goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the six months ended June 30, 2024 and 2025 was nil.

Share-based Compensation

We apply ASC 718 (“ASC 718”), Compensation — Stock Compensation, to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award, and all of its share-based awards to employees have been classified as equity awards. The cost of these awards is measured based on the fair value at the grant date. The related compensation expense is recognized using an accelerated method over the requisite service period, which generally corresponds to the vesting period. For awards where no future service is required, the cost is expensed immediately on the grant date.

Valuation of Deferred Tax Assets

Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of loss and comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this interim report.